Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

NuEyes Technologies, Inc.
120 Newport Center Drive #232
Newport Beach, CA 92660
https://www.nueyes.com/

Up to $1,069,926.00 in Class A Common Stock at $43.00
Minimum Target Amount: $9,976.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: NuEyes Technologies, Inc.
Address: 120 Newport Center Drive #232, Newport Beach, CA 92660
State of Incorporation: CA
Date Incorporated: January 01, 2016

Terms:

Equity

Offering Minimum: $9,976.00 | 232 shares of Class A Common Stock
Offering Maximum: $1,069,926.00 | 24,882 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $43.00
Minimum Investment Amount (per investor): $258.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Launching without financial statements

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume Based Perks

$1,000+

Investment

NuEyes T-shirt and Mug

$2,000+

Investment

NuEyes T-shirt and Mug, 20% discount on all products.

$5,000+

Investment

NuEyes T-shirt and Mug , 5% bonus shares, complimentary Pro 3 or e2+

$10,000+

Investment

NuEyes T-shirt and Mug ,10% bonus shares,complimentary Pro 3 or e2+, phone call with CEO to discuss future products. "You can change the world with us"!

$25,000+

Investment

NuEyes T-shirt and Mug , 20% bonus shares, your choice of (2) Pro 3's or e2+s. Tour of NuEyes Offices and lunch with the CEO and Founder.

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

NuEyes will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A common stock at $ 43 / share, you will receive 110 shares of common stock, meaning you'll own 11 shares for $430. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

NuEyes is a technology company that provides vision where it matters most. Our patented augmented reality technology smart glass technology addresses low vision and medical, enterprise, government as well as telepresence solutions. Our hybrid B2B/B2C model includes over 50 resellers including state and federal agencies and has enabled us to have sold thousands of units and obtain year-over-year growth. As we move into 2021 we have 25+ approved pilot studies in the enterprise space with many fortune 100 companies.

Competitors and Industry

Industry

Based on research completed by statista.com, the worldwide market size for augmented reality is forecasted to increase drastically in the next few years. Over the period from 2017 to 2025, the augmented reality market size is estimated to increase by over 195 billion U.S. dollars, increasing from roughly 3.5 billion in 2017 to over 198 billion U.S. dollars in 2025 (Source: https://www.statista.com/statistics/897587/world-augmented-reality-market-value/).

Competition

Competitors vary within the industry and include Esight Eyewear, Irisvision and Nreal. Where NuEyes differs from these aforementioned companies is that NuEyes has successfully launched multiple products in the marketplace and has addressed multiple use cases in augmented reality, which has enabled the company to have multiple streams of income compared to just one. Our competitors either address a consumer market that is not quite mature enough or they only serve the niche market for low vision.

Current Stage and Roadmap

Current Development

We have two products in the market and are launching two updated versions in early 2021. We continue to grow our distribution footprint with many Fortune 500 companies and are also concentrating on a hybrid b2c model.

Future Roadmap

In the next 60 days we look to accomplish the following:

- Launch of the Pro 3 and e2+ models;

- Launch a partnership with Cox Communications;

- Launch of the Pro 3 USB C Model;

- Finalize the NuLoupes design; and

- Launch Pilot Programs with UPS and T-Mobile.

The Team

Officers and Directors

Name: Mark Greget

Mark Greget's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and Chief Executive Officer (CEO)

Dates of Service: January 01, 2016 - Present
Responsibilities: Mr. Greget's primary role as the CEO includes making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. He also leads product development efforts. His executive compensation per the operating agreement is 17K a month.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the NuEyes Technologies Inc. also referred to as "we", "us", "our", or "Company", involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class A common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

No Assurance of Success; Start-Up
There is no assurance that the Company will be successful. The success of the business will depend, in large part, on the ability of the Company to attract customers. There is no assurance that the goal of attracting customers will be obtained in view of the highly competitive nature of the healthcare industry. Although it is believed by the Company that potential customers will be attracted to use the present focus on mobile headworn computing and augmented, virtual and mixed reality hardware, there is no assurance that potential customers will be attracted to the product or future products of the Company. If the Company does not attract these potential customers, its cash flow and revenue projections will be materially and adversely affected. Furthermore, there is no assurance that the business will obtain a specific level of profitability or that the shareholders will receive any return on their investment. Moreover, the failure of profitability of the business of the Company will not be offset by other profitable businesses due to lack of diversification in the Company's present business objective. A delay in start-up of operations will also significantly reduce the potential rate of return to a purchaser.

Licensure; Limits on Types of Services and Ventures.
The ability of the Company to provide certain services and engage in certain profitable ventures may be limited by certain laws, rules and regulations. New licensing and certification requirements may, for example, prevent or limit the Company's ability to establish (or provide) services or manufacture products. Also, future health planning requirements may limit the ability of the Company to open up, expand or modify its services or products. Furthermore, the scope of services and products provided by the Company may be limited by provisions in the law prohibiting investment relationships between referring physicians and certain entities. Furthermore, health care laws and regulations could restrict the ability of physicians to invest in entities such as the Company. Any change in health care laws and regulations could have a significant adverse impact on the ability of the Company to continue its business.

Potential Need for More Capital - Dilution.
The capital and operating requirements for the Company may be met through the sale of securities and through debt financing. It is possible that the Company will require additional capital or funds in order to operate or commence its business. This could result in the dilution of the purchasers' ownership and interests in profits and losses. Debt financing is becoming more expensive and there is no assurance that debt in sufficient amounts or on reasonable terms will be available.

Competition from Persons and Entities
Several persons and entities have and are expected to become engaged in, or may become engaged in, providing a similar sales and software development with a present focus on mobile headworn computing and augmented, virtual and mixed reality hardware, many of which may have greater financial resources, personnel support and experience than that of the Company. This can include competition from physicians as well as through competition by third parties, including local hospitals. Further, the Company will be in competition with entities providing similar services to attract and retain key medical and non-medical personnel to obtain expertise and assist with sales. The business of the Company may be materially harmed by any inability to attract and retain such key personnel. The Company's current competitors use current technology (versus the headworn technology), which requires larger amounts of space, are not internet enabled and require installation specialists to install the products at the customers' home. The current technology is not portable. Technology is in a continuing state of change, with new technologies being introduced and old techniques becoming obsolete. There can be no assurance that the technology or services utilized and sold by the Company will not be rendered obsolete by advances in similar or related software or hardware, or that the Company will be able to finance or lease additional equipment or obtain the personnel necessary to remain competitive should its technology become obsolete.

Possible Insufficiency of Revenues Generated by the Company to Pay Expenses.
There is no assurance that the operating expenses of the Company will exceed the revenues generated by the Company. In such case, the Company may lose money.

Governmental Regulation.
The health care and technology industry is heavily regulated and changes in laws and regulations can be significant. The establishment, marketing and operation of the sales and software development with a present focus on mobile headworn computing and augmented, virtual and mixed reality hardware is subject to various federal and state regulations, including laws and regulations prohibiting the practice of medicine by non- physicians, prohibitions, concerning the kickback rebate or division of fees between physicians and non-physicians, the receipt or offering of remuneration as an inducement to refer patients, false claims and the manner in which prospective patients may be solicited.

Absence of Public Market for the Securities.
An investment in the securities of the Company involves substantial risk. Prior to this Offering there has been no public market for the securities and at this time it is not

anticipated that one will develop. Moreover the securities have not been registered under the Securities Act or the Exchange Act or under any state securities act in reliance upon the Company's intended compliance with the exemption provisions of Regulation D and Rule 506 promulgated in accordance with the Securities Act, and in reliance upon the exemption from registration provided by Sections 25102(f) or 25102.1(d) of the California Corporate Securities Law of 1968, as amended and exemptions from registration provided by these securities laws of certain additional states. Accordingly, the securities cannot be sold unless they are so registered or unless an exemption from such registration is available. The securities will be evidenced by a certificate of shares. Such certificates will contain a legend thereon which shall state that the securities evidenced thereby are subject to certain restrictions on transfer. There is no present plan to register the securities in the future. Consequently, Purchasers may not be able to liquidate their investment in the event of an emergency or for any other reason. Such factors may also limit the price at which a purchaser may be able to obtain on resale of his or her securities. Accordingly, the purchase of securities offered pursuant to this Memorandum is suitable only for persons of adequate financial means who have no need for liquidity with respect to their investment and who are capable of suffering a loss of their entire investment in any securities purchased.

Dependence on Relationship between the Company and Mark Greget.
The Company anticipates that, for the foreseeable future, the Company will be largely dependent upon the consulting and advisory efforts provided by Mark Greget. The Company may be unable to find an adequate replacement to provide such services on behalf of the Company.

Liability and Insurance; Uninsured Losses.
The Company's business may expose it in possible claims for personal, injury or death resulting from medical accidents. The Company intends to carry comprehensive insurance sufficient to cover possible future claims, including, liability and certain types of extended coverage, including business interruption coverage. Nevertheless, the Company may incur losses due to risk against which it cannot insure or against which it elects not to insure because of high premium costs or other reasons, such as earthquake coverage. Substantial uninsured liabilities to third parties may arise, the satisfaction of which could reduce the funds available for further operations of the Company and thereby cause the curtailment or termination of those operations. There can be no assurance that possible future claims will not have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Risks Associated with Forward-looking Statements.
The Company may provide certain forward-looking statements. The forward-looking statements are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on assumptions that there will be no material adverse competitive changes in conditions in the Company's business, and that there will be no material adverse change in the Company's operations or business or in governmental regulations affecting the Company. The foregoing assumptions are based on judgments with respect to among other things,

future economic, competitive and market conditions, and future business decisions, all of which are difficult to predict accurately and many of which are beyond the Company's control. Accordingly, although the Company believes that the assumptions underlying any forward- looking statements provided are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in the "Risk Factors" section of this Memorandum, there are a number of other risks inherent in the Company's business and operations which could cause the Company's operating results to vary markedly and adversely from prior results or the results contemplated by the forward-looking statements. The availability of sufficient reasonable lending capital, and general economic conditions, including unemployment, growth in general and administrative expenses or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated by the forward- looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause the Company to alter its other expenditures, which may also materially adversely affect the Company's results of operations. In light of significant uncertainties inherent in the forward-looking information included in this Memorandum, the inclusion of such information should not be regarded as a representation that the Company's objectives or plans will be achieved.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark Greget	196,586	Class A Common Stock	33.81

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Class C Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 24,882 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 5,000,000 with a total of 462,696 outstanding.

Voting Rights

1 vote per share

Material Rights

The total number of shares outstanding on a fully diluted basis (571,453 shares) includes 537,453 shares issued and 44,000 shares to be issued pursuant to stock options.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Common Stock

The amount of security authorized is 1,000,000 with a total of 48,400 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total amount outstanding on a fully diluted basis is 581,453 shares. The total number of Class B Shares outstanding on a fully diluted basis (48,400 shares) includes 4,000 shares issued and 44,000 shares to be issued pursuant to stock options.

Class B - Common stock for employees and advisors without voting rights.

Class C Common Stock

The amount of security authorized is 4,000,000 with a total of 70,357 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

Class C- Common stock but with anti-dilution rights

What it means to be a minority holder

As a minority holder of NuEyes Technologies Inc. of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $500,000.00
  Number of Securities Sold: 18,259
  Use of proceeds: Marketing and Sales
  Date: March 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

<u>Revenue</u>

2019 was a highly successful year for the Company as we experienced record revenues and unit sales. Global 2019 revenues were up more than 16% from 2018. This increase in sales was primarily driven by the release of new products and US-based direct-to-consumer sales, which were up more than 50% and year-over-year product volume increased to over 150%. We believe that this improved performance was primarily driven by two factors: the release of the new e2 as well as total retail cost was reduced by over 114%.

<u>Cost of Sales</u>

Cost of sales in 2019 was extremely low averaging only $15 per sale. We maintain favorable margins given our extensive reseller network. As we move into 2021 and expand our product line into government and enterprise markets the cost per sale should remain low as our reseller network expands.

<u>Gross margins</u>

From 2018 to 2019 we saw a 45% increase in gross profit margins. In 2021 we expect to see a 900% increase in sales. Although our product line has expanded to 4 products and now 4+ business verticals we will still maintain 50% or greater gross margins.

<u>Expenses</u>

From 2018 to 2019 we saw a reduction of up to 45% for the cost of goods sold. As we head into 2021 expenses will increase but will coincide with a 900% increase in profitability.

As NuEyes is launching without financial statements using SEC COVID Relief, the figures provided in Prior/Previous Fiscal Year and Results of Operations are management's best estimates of those values and will be updated following the availability of the financial statements.

Historical results and cash flows:

Historical results and cash flow are not representative of what investors should expect in the future. The Company expects cash flow to improve because of the launch of the Pro 3 AR smartglass product line as well as pilot studies ending on NuCall, which will move into paid subscriptions and SaaS revenue. We also expect to raise capital to support our inventory needs and cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The current capital resources available to the company is cash on hand, existing lines of credit from our board of directors if needed as well as sales from products that come in on a monthly basis.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will be used as growth capital for sales and marketing to accelerate product sales and growth. Other sources of capital include revenue generated by monthly sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company but needed to accelerate sales growth at a faster pace than we are currently experiencing.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company is currently generating revenue and has expanded into other augmented reality solutions. With the current raise minimum, we will be able to continue the company on its growth trajectory.

How long will you be able to operate the company if you raise your maximum funding goal?

Reaching the maximum goal will allow us to accelerate growth in sales and marketing much quicker than without the funds.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At the moment there aren't any additional future sources of capital available except for the existing lines of credit from our board of directors if needed as well as sales from products that come in on a monthly basis.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $25,002,479.00

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

Valuation Basis

We concluded our current pre-money valuation after careful consideration of NuEyes' business activity and on a discounted cash flow analysis of our past performance including filed tax returns as well as future projected sales for 2021, 2022, 2023, 2024, and 2025. We feel the company is worth at a minimum, a $25M pre-money valuation. Other contributing factors to our valuation include a granted blanket utility patent (US Patent #10,429,675; "System for Using Augmented Reality for Vision") that is currently being expanded to a multitude of new filings as well as a newly filed patent around our upcoming surgical product.

DCF is based on a blended Market Approach and standard Discounted Cash Flow Approach. The average of the two methods is indicated in each traunch. Market comparables are based on most recent investment, revenue, EBITDA and Net Income Multiples are the median on the industry-standard range. Discounts have been applied to the Valuation based upon Illiquidity, Control Premium and WACC.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,976.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  43.5%
  digital ads

- *Working Capital*
  20.0%
  We will be using this for additional marketing resources.

- *Company Employment*
  20.0%
  We have identified several key hires to grow our SaaS side of the business as well
  our B2B/B2C hybrid business model.

- *Inventory*
  13.0%
  We will house the Pro 3 and e2+ in our office for faster delivery times.

If we raise the over allotment amount of $1,069,926.00, we plan to use these proceeds
as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  43.5%
  We have experienced high organic growth and would like to add fuel to that fire
  to achieve over our 12M 2021 sales goal.

- *Working Capital*
  20.0%
  The working capital will be used further development of products that much
  quicker as well as additional marketing resources.

- *Inventory*
  13.0%
  We will have on hand additional inventory in order to fulfill orders that much
  quicker; in turn keeping customer satisfaction at a consistent level.

- *Company Employment*
  20.0%
  If we reach our maximum goal we will be able to hire more help for fulfillment
  freeing other employees to drive sales and marketing efforts faster.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.nueyes.com/ (No where).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nueyes

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR NuEyes Technologies, Inc.

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing | Get Funding | Trade NEW | Blog | Sign In

This offering is not live or open to the public at this moment.

NuEyes

Wearable Technology of the Future



NuEyes

Website · Newport Beach, CA · TECHNOLOGY

NuEyes is a veteran owned technology company that enhances vision where it matters most! Utilizing its patented smart glass solutions, NuEyes addresses a multitude of augmented reality markets including low vision and medical, training, government, and enterprise.

$301.00 raised

1 Investor	**$25M** Valuation
$43.00 Price per Share	**$258.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW



This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Seasoned omni channel reseller partnerships currently generating revenue. Secured $3.6 million in revenue LTD (Life to Date).
- Partnered and launching 20+ approved pilot studies with Fortune 500 companies.
- Entering a growing AR & VR market, estimated to be $161.1 Billion by 2025.

We enhance vision where it matters most

As its first use case NuEyes built a series of augmented and virtual reality smart glasses with its strategic partners and manufacturers to enable and support the lives of people with impaired vision.



NuEyes Smartglasses

We help give the gift of sight to those who are legally blind

Our founders, who have extensive backgrounds in med tech specific to assistive technology, recognized that current technology addressed only a few of the patient needs. As any good tech story starts, NuEyes was founded in their garage in 2013 with working prototypes and basic software algorithms that were then tested out by the same patients for validation before the company was officially launched in 2016. We have now scaled to four key products with a fifth coming in 2021.



NuEyes helps real people with everyday problems. We have achieved Product-Market-Fit with our partnership announcement with Comcast which generated over 9M views in less than 3 months with specially curated stories from our users.



"I felt like I had to go
blind to be able to see"

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE PROBLEM

Ineffective, unattainable solutions for visual impairment

There are currently over 280 million people in the world with severe visual impairment, a number that is expected to grow over 72% in the next 10 years (source). With such a large number and anticipated growth rate - there is a lack of accessible technology that truly serves as a solution to this population.



280M

people in the world with severe visual impairment

Expected to grow over 72%

In the next 10 yrs

visual impairment

Existing solutions for the visually impaired are often ineffective, inefficient, hard to obtain, and financially unreachable. Advanced technologies are frequently too expensive, leaving a large part of the low vision community without the best resources possible.

Existing Solutions



Ineffective



Inefficient



Hard to obtain



Financial unreachable

Leaving a large part of
the low vision community
without the best resources

THE SOLUTION

Augmented Reality Empowering Vision for All!

To address this growing population of severely visually impaired people, we create technology that is accessible, effective, and affordable. Our solutions help people visually connect with loved ones, conduct day-to-day life more easily , and communicate more safely.





We offer four different smart glasses solutions that address the various needs of the visually impaired. Our glasses are lighter, faster, less expensive, more flexible, and have a broader range of features than other solutions on the market.



Our omnichannel distribution channel and B2C model drives steady revenue, propelling our growth. We uniquely offer reimbursement through the state, federal, VA, insurance, as well as two internal financing programs, making this a more accessible option without sacrificing quality.



OUR TRACTION

Product development, positive growth, and key media partners

Our traction is marked by our product development, revenue growth as well as our key partnerships. Sales of our four products, the Pro, Pro 3, and e2, along with

our key partnerships. Sales of our four products, the Pro, Pro 3, and e2, along with key partnership deals with telecommunications and streaming services have driven our revenue to $3.6 million LTD, exhibiting 218% revenue growth with $3 million rolling. In November 2020, we brought our newest product, the e2 to launch.



Revenue	Exhibiting	With
$3.6M	218%	$3M
LTD	revenue growth	rolling

One of our key partners is Comcast, where we offer Xfinity streaming in our e2, and e2+ glasses. Our products are patented, with technology that helps thousands of people see again. We launched the very first pair of AR smart glasses that tether to your smartphone or tablet in the U.S.



Key Partner

COMCAST

xfinity

Xfinity streaming in e2, e2+ glasses

Additional Valued Partners

UnitedHealthcare · blitzz · EPSON · Pico · CLEANBOX · VR Immersive Education (Learn Through Experience) · AT&T

Our product, the Pro 3 garnered significant Interest from Fortune 500 companies. We have 20+ approved pilot studies with another 10-pending approval from organizations such as Nestle, the U.S. Department of Veteran Affairs, Porsche, UPS, Audi and more. We're soon launching a consumer version of the Pro 3 that

will plug into a smart phone.

Beyond the hardware, we launched a Telemedicine Software Program in 2020. In January 2020, we also partnered with United Health Care and AT&T to offer 100% reimbursement. We have also launched two low-cost financing programs in the past 12 months.

We partnered with

UnitedHealthcare   AT&T

to offer

100%
reimbursement

NuEyes is trusted by our partners and by our funders, as we already raised $1.8M, $800k friends and family, $1M from notable angel investors and VCs.

$1.8M
raised

800K
friends &
family

$1M
Angels &
Mini-Vcs

THE MARKET

Diverse potential in VR & AR for accessibility

The VR & AR market continues to grow as more organizations and companies invest in these industries. The opportunities for virtual reality are also disrupting the medical industry. With over 280 million people in the world with severe visual impairment, expected to grow over 72% in the next 10 years, market opportunity and customer demand are rampant (source).

global visual impairment is
expected to grow over



7.2M
visually impaired
adults in the U.S.

72%
in the next 10 yrs

In the U.S. alone, there are 7.2 million visually impaired adults in 2016 (source). By 2025, AR/VR applications will grow to a market value of $161.1 billion (source). Such a growing market, as well as a need for accessible technology, indicates strong expansion potential for NuEyes.



By 2025, AR/VR
applications will grow
to a market value of
$161.1B

WHAT WE DO

Augmented and virtual reality for visual health and connection

At NuEyes we develop smart glasses solutions in conjunction with our multiyear exclusive manufacturing relationships to address low vision and medical, remote assistance, government/DOD, as well as enterprise needs.

Wearable technology is the future, and NuEyes Smartglasses bring the future to you in a small, compact yet powerful head-worn device. The core features of our Pro 3 products include 4K displays, 52-degree field of view, 20mp camera in a light 88g form factor as well as dual 6DOF cameras to render SLAM, hand gesture controls, object and plane recognition.

We are lighter, faster, less expensive, and more flexible with a broader range of features than any other solution on the market. AND we can prove it!


A BIG idea in a small pair of glasses

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

We currently have four product offerings, the Pro, Pro 3, e2, and the e2+. We also offer a telemedicine feature - NuCall. Here's a breakdown of our products:

NuEyes Pro

Field Of View	30°
Camera	4MP
Display	720P
Weight	125G



A removable, visual prosthetic that helps the visually impaired see again while keeping their hands free. This product helps with several conditions including Macular Degeneration, Diabetic Retinopathy, and Ocular Albinism.



NuEyes Pro 3

Field Of View	52°
Camera	20MP/ 6DOF
Display	1080P
Weight	88G

A removable visual prosthetic that helps the visually impaired see through a 1080P magnified display, that can be controlled with a smartphone or tablet. Our NuEyes Pro technology is voice-controlled for greater accessibility.

- **Tethered to Controller or Smartphone/Tablet**
- **Object, Gesture, Plane, Motion, Speech Recognition and SLAM**



e2

Field Of View — 101°
Camera ——————— 8MP
Display ——————— 3K
Weight ——————— 268G

The NuEyes e2 was designed to be a device that not only helps the visually impaired but is extremely easy to use with just three buttons. Button one lets you select from a variable magnification depending if you want to read, watch TV, or look at a loved one's face. The second button allows you to choose from three different contrast settings. The third and final button is for OCR/text to speech.

- **First-ever AR/VR Device**
- **Stream Content, Telemedicine, VR Training**



e2+

Field Of View — 101°
Camera ——————— 16MP
Display ——————— 4K
Weight ——————— 268G

Similar to the e2, the NuEyes e2+ is a device that not only helps the visually impaired but is extremely easy to use. The only thing you need to do is press the power button and put the device on your head. No phone or extra accessories are power button and put the device on your head. No phone or extra accessories are required.

- **First-ever AR/VR Device**
- **Stream Content, Telemedicine, VR Training**



NuCall uses the most secure voice and video calling technology that does not require the doctor or patient to download any software, meaning no data remains on the device.

THE BUSINESS MODEL

Signed partnerships and direct to client sales

We have signed partnership deals with many of the leading brands in our space, creating an omni-channel distribution model. With 100's of resellers including state and federal agencies, NuEyes is poised to become one of the leaders in the augmented reality smart glasses space in 2021 and beyond!

For greater accessibility, our products are also available direct-to-consumer, with low financing options. Between partnerships and direct client sales, we have garnered $3.6 million in revenue to date.





HOW WE ARE DIFFERENT

A lighter, wider view - pioneering the AR and VR market

NuEyes leads the AR and VR industry through a wide range of features and more affordable pricing.

In our technology, our products are 80% lighter than the HoloLens 2. Our high-definition displays outperform competitor quality, as our products are paired with 1080p displays and a 20-megapixel camera. We also provided the widest field of view for true-to-life vision solutions.

80%	1080p	20
lighter than the HoloLens 2	displays	megapixel camera

Our team, with over 30 years of domain experience, has successfully developed and launched products that have produced over hundreds of millions in revenue. Our advisors have experience in finance, corporate development, domestic and international business development, medical, government, and have successfully built and exited brands through M&A and IPO.


PRO 3

The timing for NuEyes has never been better for expansion and convergence as we trek through a growing need for advanced visual technology, as well as a growing AR and VR market.

Competition


$$$
eSight
Microsoft
ORCAM
magic leap
NuEyes
-
Features & Function
+
Features & Function
nreal
$

THE VISION

A leader in augmented reality for healthcare

We continue to grow by offering the latest technology that helps people live healthier, happier lives. Augmented Reality is here to stay, and it is only growing. NuEyes aims to continue dominating sales channels for AR/VR-supported health care. We are already a market leader in the healthcare industry and have generated growing revenue through our product offerings.



NuEyes' significant position in Augmented Reality for healthcare and patent

protected AR/VR operating software has created organic demand for growth into other verticals.

Where We Are Going

Our leading position in Augmented Reality for healthcare & patent protected AR/VR operating software has created organic demand for growth into other verticals

| NuEyes | NuLoupes | NuCall/VR Training | NuSight | NuTech |

Experts with proven success in technology, healthcare, and business development

Our founding team and advisors are industry experts that expand from expertise in technology, healthcare/clinic settings, financing, and business development. The combined knowledge with years of experience and contacts in the above spaces makes us poised to grow and scale quickly while maintaining our lead in the marketplace.

Our founder and CEO Mark Greget is a U.S. Navy veteran and an accomplished medical technology entrepreneur. Mark is the founder of Los Angeles Low Vision which was recognized as a leader in the medical industry and became the number two distribution company in the country responsible for millions in revenue. He has just launched the new e2+ and is launching 2 new products in December including a revolutionary SaaS Surgical suite in early 2021.



Mark Greget